                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENT FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                      Universal Health Realty Income Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Shares of Beneficial Interest, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91359E105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Mr. David J. Dunn
                              Idanta Partners Ltd.
                     4660 La Jolla Village Drive, Suite 850
                           San Diego, California 91222
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)


                               Page 1 of 8 Pages

CUSIP No. 91359E105                                            Page 2 of 8 Pages


--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Idanta Partners Ltd.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      |_|
                                                               (b)      |_|
--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER
  NUMBER OF                     234,704
   SHARES        ---------------------------------------------------------------
BENEFICIALLY         8          SHARED VOTING POWER
  OWNED BY                      0
    EACH         ---------------------------------------------------------------
 REPORTING           9          SOLE DISPOSITIVE POWER
   PERSON                       234,704
    WITH         ---------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          234,704
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0% (1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

  (1)    Based on 11,617,727 Shares outstanding as of July 31, 2001.

CUSIP No. 91359E105                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dunn Family Trust, David J. Dunn, Trustee
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      |_|
                                                               (b)      |_|
--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER
  NUMBER OF                     371,319 (1)
   SHARES        ---------------------------------------------------------------
BENEFICIALLY         8          SHARED VOTING POWER
  OWNED BY                      0
    EACH         ---------------------------------------------------------------
 REPORTING           9          SOLE DISPOSITIVE POWER
   PERSON                       371,319 (1)
    WITH         ---------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          371,319 (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2% (2)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO (Grantor Trust for Individual)
--------------------------------------------------------------------------------

(1)      Includes 234,704 Shares held by Idanta Partners Ltd.

(2)      Based on 11,617,727 Shares outstanding as of July 31, 2001.

CUSIP No. 91359E105                                            Page 4 of 8 Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David J. Dunn
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      |_|
                                                               (b)      |_|
--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER
  NUMBER OF                     371,319 (1)
   SHARES        ---------------------------------------------------------------
BENEFICIALLY         8          SHARED VOTING POWER
  OWNED BY                      3,000
    EACH         ---------------------------------------------------------------
 REPORTING           9          SOLE DISPOSITIVE POWER
   PERSON                       371,319 (1)
    WITH         ---------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                3,000
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          374,319 (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2% (2)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

(1) Includes 234,704 Shares held by Idanta Partners Ltd. and 136,615 Shares held by Dunn Family Trust, David J. Dunn, Trustee.

(2)      Based on 11,617,727 Shares outstanding as of July 31, 2001.

CUSIP No. 91359E105                                            Page 5 of 8 Pages

                         Amendment No. 3 to Schedule 13D

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their statement on Schedule 13D dated April 26, 1991 (the "Schedule 13D"), relating to Shares of Beneficial Interest, par value $.01 per share (the "Shares"), of Universal Health Realty Income Trust (the "Issuer"), as previously amended by:

                  Amendment No. 1 thereto dated November 17, 1992, and Amendment No. 2 thereto dated March 26, 1993.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 2 is hereby amended and restated in its entirety to read as follows:

ITEM 2. IDENTITY AND BACKGROUND

         (a)-(c) This Schedule 13D is filed by (i) Idanta Partners Ltd. ("Idanta"), (ii) Dunn Family Trust, David J. Dunn, Trustee ("DFT"), and (iii) David J. Dunn ("DJD" and collectively with Idanta and DFT, the "Reporting Persons"). DJD is the sole Trustee of DFT. DFT is one of the general partners of Idanta and is deemed to have sole voting and dispositive power of the Shares held by Idanta. The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

         Idanta is a Texas limited partnership. Idanta's principal business is investing and reinvesting its assets in securities of all kinds. The principal business address of Idanta, which also serves as its principal office, is 4660 La Jolla Village Drive, Suite 850, San Diego, California 91222. The general partners of Idanta are DFT, Jonathan S. Huberman and Mahesh Krishnamurthy. The business address of each of the general partners of Idanta is 4660 La Jolla Village Drive, Suite 850, San Diego, California 91222. The principal occupation or employment of Messrs. Huberman and Krishnamurthy is general partner of Idanta. DFT is a California grantor trust.

         (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named above, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of DJD, Mr. Huberman and Mr. Krishnamurthy is a citizen of the United States of America.

CUSIP No. 91359E105                                            Page 6 of 8 Pages


Item 5 is hereby amended and restated in its entirety to read as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Idanta is the beneficial owner of 234,704 Shares, or approximately 2.0% of the 11,617,727 Shares outstanding as of July 31, 2001 (the "Outstanding Shares"), according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (the "Quarterly Report").

         DFT is the beneficial owner of 136,615 Shares and, because of its position as general partner of Idanta may be deemed to be the beneficial owner of the 234,704 Shares held by Idanta, which totals 371,319 Shares, or approximately 3.2% of the Outstanding Shares according to the information contained in the Quarterly Report.

         DJD is the beneficial owner of 3,000 Shares which he holds jointly with his spouse, and because of his position as trustee of DFT and DFT's position as general partner of Idanta, may be deemed to be the beneficial owner of the 136,615 Shares held by DFT and the 234,704 Shares held by Idanta, which totals 374,319 Shares, or approximately 3.2% of the Outstanding Shares according to the information contained in the Quarterly Report.

         Neither Mr. Huberman nor Mr. Krishnamurthy beneficially owns any Shares. Under Idanta's governing documents, neither Mr. Huberman nor Mr. Krishnamurthy has sole or shared voting or dispositive power with respect to the Shares held by Idanta (within the meaning of Rule 13d-1).

         (b) DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by Idanta and DFT. DJD shares with his spouse the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,000 Shares held jointly with his spouse.

         (c) During the past 60 days, the Reporting Persons have sold Shares in open market transactions on the New York Stock Exchange as follows:

         Reporting Person    Date       No. of Shares Sold       Price Per Share
         ----------------    ----       ------------------       ---------------

         Idanta              10/3/01        87,600                  $25.443
         DFT                 10/3/01        58,300                  $25.443
         Idanta              10/4/01         7,900                  $25.4544
         DFT                 10/4/01         5,200                  $25.4544

         (d) Idanta's partners are entitled to receive certain distributions from Idanta's assets as specified in its governing documents.

         (e) As of July 31, 2001, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Outstanding Shares according to the information contained in the Quarterly Report.

CUSIP No. 91359E105                                            Page 7 of 8 Pages

Item 7 is hereby amended and restated in its entirety to read as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A -       Joint Filing Agreement

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:    October 9, 2001

                                          IDANTA PARTNERS LTD.

                                          By: Dunn Family Trust, General Partner


                                              By: /s/ David J. Dunn
                                                  ------------------------------
                                                  David J. Dunn, Trustee


                                          DUNN FAMILY TRUST


                                          By: /s/ David J. Dunn
                                             -----------------------------------
                                              David J. Dunn, Trustee



                                          /s/ David J. Dunn
                                          --------------------------------------
                                          David J. Dunn, individually

CUSIP No. 91359E105                                            Page 8 of 8 Pages

                                                                       Exhibit A

                             Joint Filing Agreement

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this statement and any subsequent amendments thereto.

Date:    October 9, 2001

                                         IDANTA PARTNERS LTD.

                                         By:  Dunn Family Trust, General Partner


                                              By: /s/ David J. Dunn
                                                  ------------------------------
                                                  David J. Dunn, Trustee


                                         DUNN FAMILY TRUST


                                         By: /s/ David J. Dunn
                                             -----------------------------------
                                             David J. Dunn, Trustee



                                         /s/ David J. Dunn
                                         ---------------------------------------
                                         David J. Dunn, individually